CONSENT OF QUALIFIED PERSON

TO:	Sutcliffe Resources Ltd.

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Government of Yukon Territory; and
Securities Registry, Government of Northwest Territories
(collectively, the Commissions")

AND TO:	The TSX Venture Exchange (the "TSX V")

RE:	Technical Report dated March 20, 2007 entitled "NI 43-101 Technical Report on the Ozherelie and Ykanskoye Gold Projects, Irkutsk Oblast, Russia". (the
"Technical Report")

Reference is made to the Technical Report dated March 20, 2007, entitled "NI 43-101 Technical Report on the Ozherelie and Ykanskoye Gold Projects, Irkutsk Oblast, Russia " which I have prepared for Sutcliffe Resources Ltd. (the "Corporation"). I hereby consent to the filing of the Technical Report with the Commissions and the TSX V.

I also confirm that I have read the news release of Sutcliffe Resources Ltd. dated April 5, 2007 and such press release fairly and accurately represents the information of the Technical Report that supports the disclosure set out in such press release.

Dated this 5th day of April, 2007.

"William J. Crowl"
NAME: WILLIAM J. CROWL, R.G.
GUSTAVSON ASSOCIATES, LLC